

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Kevin Ryan
Chief Financial Officer
Better Home & Finance Holding Company
175 Greenwich Street, 57th Floor
New York, NY 10007

>   **Re: Better Home & Finance Holding Company**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 13, 2023**
>   **File No. 333-274947**

Dear Kevin Ryan:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 113

1. We note your disclosure in the first risk factor on page 67 that if your stock ceases to be listed on the Nasdaq, such delisting would constitute a fundamental change under the indenture for the convertible notes that would require you to redeem the Convertible Notes prior to maturity. If material to your operations, please briefly discuss the effects the redemption of the convertible notes prior to maturity may have on your results of operations and liquidity.

2. We note that the projected net income for 2023 was $1,047.9 million and projected Adjusted EBITDA was $1,860.3 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company's financial advisors and Aurora Acquisition Corp. in connection with the evaluation of the

Business Combination. We also note that your actual net loss for the Nine Months Ended September 30, 2023 was ($475,441) thousand, while your Adjusted EBITDA was ($137,202) thousand. It appears that you will miss your 2023 revenue projections. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jared M. Fishman, Esq.